Hunter Dickinson Group, Inc.
1020 800 West Render Street
Vancouver BC Canada V6C 2V6
Tel 604.684.6365 Fax 604.684.8092
1.800.667.2114
http://www.hdgold.com

July 3, 2002

Mr. Glen R. Gamble
President and Director
Pinnacle Resources, Inc.
9600 East Arapahoe Road, Suite 260
Englewood, Colorado 80112

Dear Trig:

Letter Agreement to Purchase 1.0 million Annoraq Resources
Corp. shares and Option to purchase an additional 1.0 million shares of Anooraq Corp. shares

Pursuant to our telephone conversations over the past few days, we confirm that we will purchase or arrange to purchase a
block of 1,000,000 common shares of Anooraq Resources
Corporation currently owned by Pinnacle at a price of US$0.50
per share, or US$500,000.   It will be necessary for Pinnacle to
complete some regulatory filings in this regard (declaration of intention to sell, which requires 7 to 10 days notice, etc.). We undertake to have funds delivered on or before July 5, 2002 to the bank account of Pinnacle at the Key Bank National
Association in Denver, Colorado Acct #60250166422, subject
to completion of the regulatory requirements.   Should Pinnacle
fail to timeously return the regulatory filings submitted to it by HDGI (within 5 business days of the date of the receipt of such documentation) Pinnacle shall incur a penalty in the amount of 100,000 shares of Anooraq stock which will be subsequently paid to HDGI.

We further confirm, that pursuant to our execution of the purchase of the 1,000,000 Anooraq shares as mentioned above, Pinnacle grants to HDGI the option to purchase a further 1,000,000 shares of Anooraq Resources Corporation at a purchase price of US$.50 for a period of one hundred and
twenty (120) days from the date completion of the purchase of
th initial 1,000,000 shares mentioned above.   Hunter Dickinson
Group Inc. reserves the right to assign this option to a third party of its choice, on notification in writing to Pinnacle.

If you are in agreement with the foregoing, please sign a copy of this letter stating your agreement with its contents, and fax the letter to our offices, to the attention of Mr. Ronald W.
Thiessen.   Please return a copy of the letter with your original
signature, by mail.   We will then have our lawyers prepare the
necessary documentation, including regulatory filings, and
return same to you for signature and we will attend to filings
with the appropriate regulatory agencies.   As the shares are
currently held at Haywood Securities, and we have attached a letter of instruction for you to execute and deliver to Haywood, which will allow Haywood on receipt of evidence of delivery of funds by HDGI to Pinnacle to transfer title to the 1,000,000 shares of Anooraq to HDGI or such persons as they may designate.

Best regards.

HUNTER DICKINSON GROUP, INC.

/s/Ronald W. Thiessen
----------------------------------------------
Ronald W. Thiessen, President

Agreed and Accepted on behalf of Pinnacle Resources, Inc. this --- day of July 2002 in the City of Englewood, Colorado